Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated April 27, 2015, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase by

AAR CORP.

of

Shares of its Common Stock for an Aggregate Purchase Price

of Not More Than $135 Million

at a Per Share Purchase Price Not Less Than $29.00 Per Share

Nor Greater Than $32.00 Per Share

AAR CORP., a Delaware corporation (the “Company”), is offering to purchase for cash shares of its common stock, par value $1.00 per share (the “Common Stock”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $29.00 nor greater than $32.00 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 22, 2015, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase.

The Company’s Board of Directors has authorized the Offer. However, none of the Company, the Company’s Board of Directors, the Dealer Manager, the Depositary (as defined below) or the Information Agent (as defined below) makes any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

On March 26, 2015, the Company completed the sale of its former Telair Cargo Group for $725 million, which will generate net cash proceeds, after cash taxes and expenses, of approximately $600 million. The Company expects to use a portion of the sale proceeds to redeem its $325 million 7.25% Senior Notes due 2022 (the “Senior Notes”) and has sent the holders of the Senior Notes a notice of redemption. The redemption price for the Senior Notes will include an approximately $45 million make-whole premium. The Company expects to fund the share repurchases under the Offer using cash on hand, including a portion of the balance of the cash proceeds the Company received from the sale of its former Telair Cargo Group. The primary purpose of the Offer is to return cash to the Company’s stockholders by providing them with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $29.00 nor greater than $32.00 per share (in increments of $0.10), at which they are willing to tender their shares to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $29.00 and not more than $32.00 per share, that it will pay for shares of the Company’s Common Stock validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $29.00 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per share of not less than $29.00 and not more than $32.00 per share that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not withdrawn having an aggregate purchase price of no more than $135 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the stockholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. Any stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.

As of April 22, 2015, there were 39,661,386 shares outstanding. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $29.00 per share, the minimum Purchase Price under the Offer, the approximate number of shares that will be purchased under the Offer is 4.7 million, or 11.7% of the shares outstanding on April 22, 2015. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $32.00 per share, the maximum Purchase Price under the Offer, the approximate number of shares that will be purchased under the Offer is 4.2 million, or 10.6% of the shares outstanding on April 22, 2015.

In addition, if more than $135 million in value of shares is tendered in the Offer at or below the Purchase Price, the Company reserves the right to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding shares without extending the Expiration Time.

Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $135 million, the Company will purchase shares:

•                  First, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the Purchase Price, and do not validly withdraw them prior to the Expiration Time;

•                  Second, from all other stockholders (except for stockholders who tendered shares conditionally for which the condition was not satisfied) who validly tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of $135 million; and

•                  Third, only if necessary to permit the Company to purchase shares resulting in an aggregate purchase price of $135 million, from holders who validly tender (and do not validly withdraw prior to the Expiration Time) shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time.

If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case at the Company’s expense.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC (as defined in the Offer to Purchase), (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration per share offered to stockholders pursuant to the Offer or by decreasing or increasing the aggregate purchase price of shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of such amendments. In addition, the Company may terminate the Offer and not purchase any shares of Common Stock under the Offer if any condition set forth in Section 7 of the Offer to Purchase is not satisfied or, in the Company’s judgment is unlikely to be satisfied, before the Expiration Time.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted such tendered shares for payment, stockholders may withdraw their tendered shares at any time after the end of the day, 12:00 midnight, New York City time, on June 22, 2015. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, the price at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares.

A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, U.S. stockholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such shares. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to D.F. King & Co., Inc. (the “Information Agent”) or Wells Fargo Securities, LLC (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

If delivering by mail:	If delivering by courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

The Information Agent for the Offer is:

 D.F. King & Co., Inc.

48 Wall Street-22nd Floor

New York, New York 10005

Email: aarcorp@dfking.com

Bankers and Brokers Call Collect: (212) 269-5550

All Others, Call Toll Free: (866) 387-0770

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

April 27, 2015